Mail Stop 6010

October 23, 2006

Ms. Kathleen B. Allen
Vice President and Chief Financial Officer
Millipore Corporation
290 Concord Road
Billerica, MA 01821

      RE: **Millipore Corporation**
                  Form 10-K for the fiscal year ended December 31, 2005
                  File No. 1-09781

Dear Ms. Allen:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant